CIBC World Markets 18th Annual Healthcare Conference
November 7, 2007
November 7, 2007
John Walker.
John Walker.
Executive Chairman
Executive Chairman
Filed By Renovis, Inc.
Commission File No. 000-50564
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Renovis
Renovis
forward looking statements
forward looking statements
Forward-Looking Statements
This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving Evotec and Renovis, the timing of the completion of such transaction, the companies’ plans, objectives, expectations and intentions, the anticipated timing and results of the companies’ clinical and pre-clinical programs, and other statements that are not historical facts are based on management’s current expectations and estimates. Such statements involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated.
Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Evotec and Renovis, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-K, Form
10-Q, Form 8-K and other documents filed by Renovis with the Securities and Exchange Commission.

Renovis
additional information
Additional information about the transaction
Renovis filed a Current Report on Form 8-K with the Securities and Exchange Commission on September 24, 2007,
that includes as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec intends to file a
Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration
Statement on Form F-4, to stockholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at
www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s
Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080.
In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station
Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the
SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at www.renovis.com.

Founded in 2000, IPO in 2004, proposed EVT merger announced
Founded in 2000, IPO in 2004, proposed EVT merger announced
in 2007
in 2007
Integrated preclinical small molecule discovery/development
Integrated preclinical small molecule discovery/development
Property-based drug design
Property-based drug design
Proprietary
Proprietary drug-like libraries
Med chem, screening, pharmacology
70,000 sq.ft. facility, 14,000 sq.ft
70,000 sq.ft. facility, 14,000 sq.ft
. .
vivarium, 67 employees
vivarium, 67 employees
Focused drug discovery platform
Inflammation and pain
2
2 INDs anticipated in 2008
Leading pharma/biotech partners
Leading pharma/biotech partners
Upside in proprietary discovery
Upside in proprietary discovery
Strongly enabled patent position
Accomplished R&D team
Accomplished R&D team
Renovis Snapshot
small molecule drug discovery

Discovery	Preclinical	IND track	Phase I
VR1 antagonists	*partnered with Pfizer*			H1 2008
$P2X_7$ antagonists	*unpartnered*			2008
$P2X_3$ antagonists	*unpartnered*			2009
Discovery progs	*unpartnered*			

Renovis
renew restore repair

Pipeline
multiple late-stage preclinical programs
Strong industry appeal
Block-buster markets, major unmet needs
Strategic partner: Pfizer
Expertise in difficult target areas
TRP and P2X ion-channel families
Compelling preclinical validation
Pain, inflammation & urinary incontinence: VR1, P2X
7
and P2X
3

Disease Areas
major medical needs
major medical needs
U.S. prescriptions = $18B
Top reason to seek healthcare
50M chronic pain patients in U.S.
Problems with current options:
Side effects
Addiction potential
Modest analgesia
Neuropathies hard to treat
Need for new generation of
drugs targeting specific
peripheral and central pathways
U.S. prescriptions > $20B
Broad range of indications: RA,
COPD, IBD, psoriasis and others
Large & expanding disease area
Problems with current options:
Side effects
Risk of immune suppression
Route of administration
Modest efficacy
Need for new generation of
small molecule drugs targeting
specific inflammatory pathways
PAIN
PAIN
INFLAMMATION
INFLAMMATION

VR1 is a TRP-family ion channel
that mediates the sensation of burning pain
Capsaicin
Heat
Ca2+
DRG
Brain registers
burning
pain
Depolarization

Renovis
renew restore repair

VR1 Antagonists
VR1 Antagonists
Clinical & preclinical validation for pain
Competitive R & D activity
Safe and effective antagonist could
potentially deliver ideal drug profile…
Strong analgesic
Non-addictive
Minimal side effects
… be a broadly applicable analgesic
Inflammatory, OA, & neuropathic pain
Chronic and acute pain
… with potential in other indications
Urinary incontinence
Asthma and others
Vanilloid Receptor 1 (VR1)

Pooled program signed in Q2 2005
$17M+ lic. fees & research funding
$170M+ milestones possible for each
product candidate
$1.5M milestone payment (2006)
$ 4.5M milestone payment (2007)
Double-digit royalties on w/w net sales
Two-year joint research effort
Extended for additional year, April ‘07
Pfizer has exclusive rights to develop
and commercialize products
Expect Ph I studies in H1 2008
VR1 Antagonist Partnership
VR1 Partnership
VR1 Partnership
exclusive worldwide collaboration
exclusive worldwide collaboration

P2X3 is an ATP-gated ion channel
ATP
Ca2+
DRG
Brain registers neuropathic/inflammatory pain
Depolarization

Renovis
renew restore repair

P2X3: validated for multiple pain types
and UI
Biological (KO) & chemical validation
Strong industry interest
Challenging target
Challenging target
First-in-class opportunity
First-in-class opportunity
Highly restricted expression in subset
of sensory neurons
Multiple large potential indications
Inflammatory pain
Neuropathic pain
Urinary incontinence
Purinergic Receptor 3 (P2X3)
P2X3 Antagonists
P2X3 Antagonists
validated target for pain and UI
validated target for pain and UI

P2X7 is an ATP-gated ion channel
ATP
Ca2+
IL-1β
Release of pro-inflammatory mediators

β

Renovis
renew restore repair

P2X Receptor: ATP-gated ion channel
P2X7: validated for inflammation
Mediates release of pro-inflammatory
cytokines IL-1 & IL-18
Strong industry interest
Best-in-class opportunity
Expressed in macrophages, mast
cells, monocytes, & lymphocytes
Multiple large potential indications
Pain, RA, IBD, COPD
Partnering opportunity
Purinergic Receptor 7 (P2X7)
P2X7 Antagonists
P2X7 Antagonists
validated target for inflammation
validated target for inflammation

Phase II clinical asset
Small molecule partial positive allostericmodulator (pPAM) of
GABA
A
receptors
Novel, but “Gold Standard” insomnia mechanism of action
Partial modulation reduces side-effect potential
dependence, tolerance, alcohol interaction, disturbance of sleep architecture
Addresses limitations of market-leading insomnia drugs
Sleep onset, maintenance, no hangover
Similar dose range for adults and elderly
EVT 201 for insomnia
EVT 201 for insomnia

st Phase II POC study
Large and robust effects, ideal profile across all key endpoints
High statistical significance on all primary/secondary efficacy endpoints
Large effect on sleep maintenance throughout the night
without perceived drug hangover effects
Large effect on sleep onset
comparable to market leaders
Subjective efficacy endpoints support objective endpoints
No adverse effects on sleep architecture
Majority of patients report good or very good sleep quality
almost a doubling over placebo
Safe and well tolerated
Primary adult insomniacs, n=67
Primary adult insomniacs, n=67

2
nd
Phase II POC
Top-line results in elderly confirm prior EVT 201 results in adults
Robust effects on both sleep onset and sleep maintenance
in elderly insomniacs and normal adults when used at the same doses
Improvement in sleep maintained throughout the night
No significant residual effects
Patients were significantly less sleepy the day after one week’s treatment gold standard objective measure of MSLT
EVT 201 was safe and well tolerated
Further analysis is ongoing
Top-line data released Octob
Elderly insomniacs, n=149
Elderly insomniacs, n=149

Evotec Post Merger
Discovery Preclinical Phase I Phase II Phase III
EVT 201 GABA
A
receptor partial positive modulator for Insomnia
EVT 101 NMDA NR2B subtype  selective antagonist, oral – Alzheimer‘s, Pain
EVT 302 MAO-B inhibitor – Smoking Cessation, Alzheimer‘s
EVT 103 NMDA NR2B subtype  selective antagonist, oral
VR1
P2X7
P2X3
FAAH Inhibitor
Boehringer collaboration
Histamine H3
CB1
B1
Roche collaboration
DREAM, HTS & FBDD
Renovis Evotec
Robust pipeline of opportunity

Proposed EVT Merger
34.57m Evotec shares exchanged for 32.79m Renovis
shares (fully diluted)
Implied equity value of Renovis of US$ 151.8m
Share exchange rate (fixed): 1.0542 Evotec ordinary shares for each outstanding share of Renovis common stock
RNVS retains approximately 31% of combined entity
Post merger pro-forma figures
Number of shares outstanding: 108.27m
Cash, cash equivalents & short-term investments as of Aug 2007:
US$ 175m
Excluding proceeds from the disposal of Evotec's Chemical Development Business to
Aptuit, Inc. for approximately US$ 64 million and prior to the payment of transaction cost
Announced 9/19/07
Announced 9/19/07

Proposed EVT Merger
Evotec AG to apply for NASDAQ listing, with level 2 ADR
Renovis Board Members will have 2/6 seats in Evotec’s
Supervisory Board
Closing conditions include RNVS shareholder vote
Expected close in Q108
Announced 9/19/07
Announced 9/19/07

Global CNS pure play
Compelling POC in insomnia: 2 Phase II studies
Broad, deep pipeline: major unmet needs, blocker-buster potential
Clinical
Late-stage preclinical
Discovery
Leading pharma/biotech partners
Leading pharma/biotech partners
Pfizer, Boehringer
Pfizer, Boehringer
Ingelheim, Roche
Ingelheim, Roche
Focus on future partnerships
Focus on future partnerships
Track-record of delivering on promises
Track-record of delivering on promises
Strong balance sheet
Anticipated NASDAQ liquidity
Post Merger Snapshot
Post Merger Snapshot